(LOGO) KPMG

Center Tower
650 Town Center Drive
Costa Mesa, CA 92626


Independent Accountants' Report

The Board of Directors
New Century Mortgage Corporation:


We have examined management's assertion about New Century Mortgage Corporation's compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers as of and for the years ended December 31, 1999 included in the accompanying Management's Assertion on the Loan Servicing Portfolio Serviced by New Century Mortgage Corporation. Management is responsible for New Century Mortgage Corporation's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about New Century Mortgage Corporation's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on New Century Mortgage Corporation's compliance with the minimum servicing standards.

In our opinion, management's assertion that New Century Mortgage Corporation has complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1999 is fairly stated, in all material respects.


KPMG LLP

March 28, 2000


KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.